Exhibit 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-41714, No. 333-69334 and No. 333-71866 on Forms S-8 and Registration Statement No. 333-70102, No. 333-108319 and No. 333-111442 on Form S-3 of Transgenomic, Inc. of our report dated March 26, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s receipt of a waiver of the borrowing base limit on its existing line of credit and a convertible note agreement during the first quarter of 2004 and the Company’s change in method of accounting for goodwill and other intangible assets in connection with the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002), appearing in this Annual Report on Form 10-K of Transgenomic, Inc. for the year ended December 31, 2003.

/s/    DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 30, 2004